UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number:  001-34677

Scorpio Tankers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 12, 2021, Scorpio Tankers Inc. (the “Company”) launched an offering program (the “Program”), pursuant to which the Company may sell, from time to time, up to $75.0 million aggregate principal amount of its 7.00% Fixed Rate Senior Unsecured Notes due 2025 (the “Notes”). In connection with the Program, the Company has entered into a Note Distribution Agreement (the “Distribution Agreement”) with B. Riley Securities, Inc., as sales agent (the “Agent”).
In accordance with the terms of the Distribution Agreement, the Company may offer and sell its Notes at any time, and from time to time, through the Agent. Sales of the Notes, if any, will be made through the Agent in transactions involving an offering of the Notes into the existing trading market for the Initial Notes (as defined below) at other than a fixed price, pursuant to Rule 415 under the Securities Act of 1933, as amended. The Agent is not required to sell any specific number of the Notes, but the Agent will make all sales using commercially reasonable efforts consistent with its normal trading and sales practices on mutually agreed terms between the Agent and the Company. The Company intends to use the net proceeds from any sales under the Program for general corporate purposes and working capital.
The Notes that the Company may offer and sell under the Program constitute a further issuance of and are fungible with the $28.1 million aggregate principal amount of 7.00% Fixed Rate Senior Unsecured Notes due 2025 previously issued by the Company on May 29, 2020 (the “Initial Notes”). The Notes will, immediately upon issuance, have the same terms as (other than date of issuance), form a single series of debt securities with, and and have the same CUSIP number and be fungible with, the Initial Notes immediately upon issuance.
The Initial Notes are, and the Notes (when issued) will be, listed on the New York Stock Exchange under the symbol “SBBA.”
Attached to this Report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of the Distribution Agreement, dated January 12, 2021, by and between the Company and the Agent.
Attached to this Report as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the legality and validity of the Notes.
Attached to this Report as Exhibit 8.1 is the opinion of Seward & Kissel LLP relating to certain tax matters.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-230469) that was filed with the U.S. Securities and Exchange Commission with an effective date of March 22, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: January 12, 2021
	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer